FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated May 10, 2016

TRANSLATION
Autonomous City of Buenos Aires, May 10, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Authorization for the Issuance of Negotiable Obligations

Dear Sirs:

The purpose of this letter is to comply with the requirements of current regulations and to inform that the Board of Directors of the Company, at its meeting held on May 10, 2016, approved the issuance and placement of negotiable obligations for an amount of up to USD 1,000,000,000 or its equivalent in other currencies, in one or more classes and/or series under the Company's USD 10,000,000,000 Global Medium Term Notes Program, which was approved by the General Ordinary and Extraordinary Shareholders' Meeting held on April 29, 2016.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 13, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer